Exhibit 99.1

Daniel J. Park, Esq.
Law Offices of Daniel J. Park
117 W. Market Street
Elkin, North Carolina 28621
Tel: (336) 835-2166
Fax: (336) 835-8063

April 6, 2009

By Hand Delivery

Ralph L. Bentley, Chairman of the Board

c/o Yadkin Valley Financial Corporation

209 North Bridge Street

Elkin, North Carolina 28621

Re:          Notice of Resignation

Dear Ralph:

I hereby resign from the Board of Directors of Yadkin Valley Financial Corporation and its subsidiaries, including Yadkin Valley Bank and Trust Company, effective immediately. I am resigning from the Board of Directors due to disagreements I have with the Company as described in this letter.

I disapprove of and cannot sanction the manner in which Yadkin Valley is pursuing shareholder approval of the proposed merger with American Community Bancshares, Inc. There have been a number of significant developments affecting Yadkin Valley and American Community Bancshares since Yadkin Valley initially distributed its merger proxy statement on January 20, 2009. These developments are summarized in the Company’s supplemental proxy materials mailed to shareholders on April 1, 2009. I am pleased that the Company has supplemented its original proxy statement. However, I strongly disagree with the decision to give our shareholders only two weeks to review and digest these supplemental materials.

At today’s board meeting, I made a motion to adjourn the Special Shareholders’ Meeting, now scheduled for April 16, 2009, until April 30, 2009, to give our shareholders two additional weeks to consider these materials. This motion was rejected by the Board of Directors.  Although I have opposed this proposed merger from the beginning, I understand that I am only one of 14 directors and have only one vote on the matter. What I cannot understand or sanction, however, is not giving our shareholders a fair and meaningful opportunity to consider the supplemental proxy materials that were mailed on April 1, 2009. It will take almost a week for our record shareholders to receive these materials. It all probability, shareholders who own Yadkin Valley stock in street name will not receive these materials before the meeting occurs.

The decision to postpone the first Special Shareholders’ Meeting, originally scheduled for February 27, 2009, was to permit the Company to distribute supplemental materials to correct or update the information provided in the January 20, 2009 proxy statement. This step was necessary for a number of reasons. For example, the initial proxy statement indicated that our board “unanimously” voted in favor of the proposed merger with American Community Bancshares, although Yadkin Valley attempted to correct this inexcusable error at my request by letter to shareholders dated February 17, 2009. There have been significant negative developments that have affected both Yadkin Valley and American Community Bancshares since the original merger proxy statement was mailed to shareholders, including announcements by both companies of operating losses for the quarter ended December 31, 2008, a reduction in Yadkin Valley’s dividend rate, and the recent announcement by Yadkin Valley of significant internal control weaknesses, which contributed to a significant restatement by the Company of its 2008 operating results originally reported on February 13, 2009. In addition, during February 2009 four additional directors of the Company joined me in opposing the merger.

As a result of these developments, Yadkin Valley prepared supplemental proxy solicitation materials, mailed them to shareholders on April 1, 2009, and gave our shareholders a mere two weeks to review these materials and vote (or change their earlier vote). Yadkin Valley’s management has in hand, and plans to use, proxies already delivered by shareholders who voted before they knew:

•      that the proposed merger was not unanimously approved by our board;

•      that only nine of 14 directors of the Company currently support the proposed merger;

•      the operating losses reported by both companies during the quarter ended December 31, 2008 and, for Yadkin Valley, that this operating loss exceeded earlier estimates;

•      the reduction in our dividend rate; and

•      the existence or significance of the Company’s internal control weaknesses.

Giving our shareholders a mere two weeks to consider these developments is unreasonable. In all probability, shareholders who hold their shares in street name will not even receive the supplemental proxy materials before the meeting occurs. Record shareholders will receive these materials this week, and must respond before next Thursday. Overall, our shareholders will not have a meaningful chance to vote or to reconsider their earlier vote.

As disheartened as I am with the merger solicitation process, my decision to resign from the Board of Directors is also attributable to my growing disagreement with management about the direction of the Company. Although I realize that current economic conditions have affected many financial institutions, including ours, I nevertheless believe that our recent operating performance has been greatly affected by bad decisions. Running a good bank is all about fundamentals. I believe we have gotten away from good banking fundamentals to pursue a strategy premised on growth for the sake of growth alone. Our proposed merger with American

Community Bancshares is just one example of this flawed business model. Growth brings risk, and recent events demonstrate this risk:

•      We reported a quarterly loss of $2.6 million for the quarter ended December 31, 2008, attributed in part to an increase in our loan loss reserves of $7.6 million during the quarter. I cannot recall if we have ever reported a quarterly loss;

•      Our stock price plummeted below $3.50 per share just last month;

•      In our most recent Annual Report on 10-K, we reported significant internal control weaknesses that go to the heart of running a good bank, including an inadequate “tone” of our internal control environment as well as inadequate controls over our credit administration and accounting for loan losses;

•      Because of our financial position, we have had to reduce our quarterly dividend rate by over 50% from $0.13 per share to $0.06 per share; and

•      To fund the proposed merger with American Community Bancshares, we were required to raise capital through the U.S. Department of the Treasury’s Capital Purchase Program, which requires us to pay $1.8 million in dividends annually to the U.S. Government.

Since mid-2002, we have made a number of significant acquisitions, including Main Street BankShares and its subsidiary, Piedmont Bank, High Country Financial Corporation and, most recently, Cardinal State Bank. It disappoints to see in our supplemental proxy materials sent to shareholders on April 1, 2009 that one of the “positive factors” considered by the Board of Directors in approving the proposed merger with American Community Bancshares is the “ability of Yadkin Valley management to successfully acquire and integrate financial institutions, as demonstrated by the successful integration of three financial institutions since the end of 2002.” Successful integration does not generate the declines in our capital ratios, asset quality and operating results that we have recently witnessed. Successful integration does not result in significant internal control weaknesses of the type that we just reported in our Annual Report on Form 10-K.

I have served for over 40 years as a director of Yadkin Valley Bank and Trust Company, which I helped found in 1968. I also own, together with my wife, over 169,000 shares, or about 1.5% of the outstanding shares, of Yadkin Valley stock. Although from time to time I have given some of my shares to my wife and children, I am proud to say that I have never sold any of these shares. I am a member of the Yadkin Valley community and a long-term investor in the Company, like many of our shareholders. For our community and our shareholders, I hope the Company will be able to turn things around and return to the status that it once had.

Sincerely,

/s/ Daniel J. Park
Daniel J. Park